Exhibit 12.2

NORTHWEST AIRLINES CORPORATION COMPUTATION
OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
Earnings:
Income (loss) before income taxes	$(38)	$47	$(436)	$(152)
Income from less than 50% owned investees	(3)	(1)	(5)	(15)
Rent expense representative of interest(1)	62	62	187	188
Interest expense net of capitalized interest	125	111	367	324
Interest of mandatorily redeemable preferred security holder	—	7	—	19
Amortization of debt discount and expense	8	6	23	17
Amortization of interest capitalized	2	3	6	8
Adjusted earnings	$156	$235	$142	$389
Fixed charges:
Rent expense representative of interest(1)	$62	$62	$187	$188
Interest expense net of capitalized interest	125	111	367	324
Interest of mandatorily redeemable preferred security holder	—	7	—	19
Amortization of debt discount and expense	8	6	23	17
Capitalized interest	2	2	6	7
Fixed charges	$197	$188	$583	$555
Ratio of earnings to fixed charges	— (2)	1.25	— (2)	— (3)

(1)
Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)
Earnings were inadequate to cover fixed charges by $41 million and $441 million for the three and nine months ended September 30, 2004, respectively.

(3)
Earnings were inadequate to cover fixed charges by $166 million for the nine months ended September 30, 2003.